Via Email and EDGAR Correspondence

February 18, 2016

Mr. Christian Windsor
Special Counsel
Office of Financial Services
Securities and Exchange Commission
Washington, DC  20549-3561

Re:         Coastal Banking Company, Inc.
Offering Statement on Form 1-A
Filed January 22, 2016
File No. 024-10519

Dear Mr. Windsor:

I am writing on behalf of  Coastal Banking Company, Inc. (“Coastal”),  in response to comment numbers 9 through 11 on the comment letter of the Staff of the Commission dated February 17, 2016, regarding the above-referenced filing. This letter sets forth those comments of the Staff from its correspondence and, following the comments, Coastal’s response.  The Staff’s comment is repeated in boldface, and our response in ordinary type follows.

Financial Statements of First Avenue National Bank, page G-2

9.  We note your unaudited interim financial information starting  on page G-43.  Please revise to also include interim statements of cash flows, as well as interim financials for the corresponding period of the preceding fiscal year.  Refer to Part F/S, (b)(7)(iii) of Form 1-A for information.

We will amend the interim financial statements of First Avenue to also include interim statements of cash flows, as well as the interim financials for the corresponding period of the preceding fiscal year (i.e., a comparative balance sheet as of December 31, 2014 and statement of operations and cash flows for the nine months ended September 30, 2014).

10.  Please revise to include notes to the interim financial statement as appropriate.

With respect to the request to include notes to the interim financial statements, we note that First Avenue National Bank is a local community bank with no holding company that is not an SEC registrant, nor does it prepare, publish or issue interim financial statements to its shareholders.  As a nationally chartered bank, the interim financial condition and results of operations for First Avenue are reported to the FDIC through the filing of quarterly Call Reports (which are publicly available as disclosed under the heading “Where You Can Find Additional Information”).  The quarterly Call Reports require supplemental schedules to the balance sheet and statement of operations, such as past due/nonperforming asset information, balances by loan types, balance by deposit type, and regulatory capital information.  However, the Call Report does not include notes to the interim financial statement as required by GAAP.   As a result, the existing financial reporting systems of First Avenue are not currently configured to collect information in a format that would facilitate producing notes to the interim financial statements.

Accordingly, producing notes to the First Avenue interim financial statements will be a time intensive undertaking and will place a significant financial burden on First Avenue to timely produce such that the parties will be able to  complete the proposed business combination in the time frame that the parties have contemplated and agreed to.

The interim financial statements have been prepared consistent with the accounting practices and policies that are described in the notes to the financial statements as of and for the year ended December 31, 2014 and with all adjustments necessary in order to make the interim financial statements not misleading and we will provide an introductory statement to the interim financial statements to include such a statement. (See response to comment 11 below).  In light of such a statement and the fact that First Avenue is the target bank in the proposed merger, its operations are significantly smaller than Coastal’s and its shareholders are not accustomed to receiving interim financial statements with note disclosures, we believe notes to the interim financials will not be material to the shareholders investment decision and failure to include the notes will not cause the interim financial statements to be misleading.

We also note that Coastal Banking Company,  the acquiring entity, is listed on the OTCQX.  Coastal routinely produces and files with the OTCQX interim financial statements which include cash flow statements and notes.  Accordingly, while we are not currently replying to comments 6 through 8, we do note that Coastal will amend its interim financial statements to fully comply with those comments.  We believe the interim cash flow statements and notes to Coastal’s interim financial statements will provide the material information needed for the shareholders’ investment decision.

11.  Please revise the interim financial statements to include a statement.

We will revise the interim financial statements to include a statement that in the opinion of management all adjustments necessary in order to make the interim financial statements not misleading have been included.  Additionally, the interim financial statements were prepared consistent with the accounting practices described in the notes to the December 31, 2014 financial statements and we can also include a disclosure to that effect.

We appreciate your prompt review and look forward to hearing from you with respect to the foregoing response.  If you have any questions, or if we can be of further assistance to you in the review process, please call me at (904)321-5601, or our securities counsel, Lyn G. Schroeder, of Bryan Cave LLP in Atlanta, Georgia at (404) 572-6904.

Very truly yours,

/s/ Michael G. Sanchez
Michael G. Sanchez
CEO& Chairman
Coastal Banking Company, Inc.

cc:           Lyn G. Schroeder, Bryan Cave LLP (via e-mail)